Rec'd 2/28/02



SECURITIES AND EXCHANGE COMMISSION

02004990

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SEC FILE NUMBER
8- 25923

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/ 2001 (MM/DD/YY) AND ENDING 12/31/ 2001 (MM/DD/YY)

RECD S.E.C.
FEB 2 8 2002
516

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dreher & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Oakbrook Terrace, Suite 708
(No. and Street)

Oakbrook Terrace, Illinois 60181
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda M. Ely (630) 932-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weber & Associates
(Name — if individual, state last, first, middle name)

314 N. Lake Street, Suite 4 Aurora, Illinois 60506
(Address) (City) (State) Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda M. Ely, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dreher & Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn and subscribed to me on the 26th day of February, 2002

Signature
Linda M. Ely, Treasurer
Title

Notary Public


"OFFICIAL SEAL"
BARBARA A. CUMMINGS
NOTARY PUBLIC, STATE OF ILLINOIS

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of cash flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) An independent auditors' supplementary report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DREHER & ASSOCIATES, INC.
Index to Financial Statements
December 31, 2001

Weber & Associates
Certified Public Accountants
Thomas A. Weber
Richard R. Swanson
Michael Coakley

Suite 4, 314 N. Lake Street, Aurora, Ill. 60506
630 897-4500
FAX: 630 897-4951

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dreher & Associates, Inc.

We have audited the accompanying statement of financial condition of Dreher & Associates, Inc. as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dreher & Associates, Inc. as of December 31, 2001, in conformity with generally accepted accounting principles.

Weber & Associates

February 13, 2002

DREHER & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2001

Assets		
Cash and interest bearing deposits	$	246,818
Money market investments		26,546
Receivables from brokers or dealers		53,609
Commissions receivable		344,532
Furniture, equipment, and leasehold improvements less accumulated depreciation of $306,781		29,744
Secured demand note		538,856
Contingent claims from broker		115,000
Other assets		35,171
Total assets	$	1,390,276

Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	139,347
Commissions payable		354,892
Subordinated loans for equity capital		1,301,144
Subordinated loan pursuant to secured demand note collateral agreement		538,856
Accrued interest payable		79,723
Contingent customer liability		115,000
Total liabilities		2,528,962
Stockholders' equity:		
Common stock, no par value; 100,000 shares authorized; 12,368 shares issued, 10,618 shares outstanding		205,327
Treasury stock, 1,750 shares, at cost		(124,500)
Retained earnings (deficit)		(1,219,513)
Total stockholders' equity		(1,138,686)
Total liabilities and stockholders' equity	$	1,390,276

See accompanying notes.

DREHER & ASSOCIATES, INC.

Notes to Financial Statements

December 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Dreher & Associates, Inc., is an Illinois corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customers' funds and securities to the clearing broker/dealer. Independent registered brokers introduce a large portion of the customers to the Company. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices in the broker/dealer industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash and money market investments.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Income Recognition

Commission revenue and expense are recorded on settlement date.

DREHER & ASSOCIATES, INC.
Notes to Financial Statements
December 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS, continued

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the Company provides no Federal income taxes, as the taxable income is included in the income tax return of the stockholder.

2. PENSION AND PROFIT SHARING PLANS

The Company's employees participate in a non-contributory profit sharing plan the covers substantially all full time employees. There was no contribution for the year ended December 31, 2001.

3. LEASE COMMITMENT

The Company rents its office under a non-cancelable operating lease that expires in July 2003. The lease provides for additional payments that may be required for certain increases in property taxes, operating and maintenance costs. Future minimum annual rentals are $166,000 and $98,000 in 2002 and 2003 respectively. Rent expense charged to operations for the year ended December 31, 2001 was $140,705.

4. SUBORDINATED LOANS

Secured demand note and subordinated loan pursuant to secured demand note collateral agreement

A secured demand note collateral agreement was entered into between the Company and a granter trust (lender) effective December 19, 2000. The Company's principal shareholder is grantor and trustee of the trust.

On the scheduled maturity date, January 19, 2004, the Company promises to return to the lender the note and collateral. There is no interest on this agreement.

As security for the payment of the principal evidenced by the note, the Lender has executed in favor of the Company a secured demand note in the amount of $1,400,000. In June 2001, payment demand was made pursuant to these agreements. The lender made payment and the secured demand note and subordinated loan pursuant to secured demand note collateral agreement were reduced accordingly. This note is collateralized by the pledge of securities held in a restricted account. The market value of these securities was $635,475 at December 31, 2001.

4. SUBORDINATED LOANS, continued

Subordinated loans for equity capital

On December 29, 2000 the Company's principal shareholder borrowed the Company $440,000 cash subject to the terms of a subordinated loan agreement for equity capital. The note bears annual interest of 10% payable on the notes maturity, January 31, 2004.

As a result of the payment demand the lender borrowed the Company $861,144 cash on June 28, 2001. This loan was subject to the terms of a subordinated loan agreement for equity capital. The note bears interest at 10% payable on the note's maturity, July 31, 2004.

The obligations of the Company under the subordinated loan agreements with respect to payment of principal and interest shall be and are subordinate in right of payment of all claims of creditors of the Company.

5. CONTINGENT CUSTOMER LIABILITY AND CONTINGENT CLAIMS FROM BROKER

A registered representative working with the Company until November 2000 apparently employed a complex scheme during 1999 and 2000 to defraud approximately 56 customers from amounts currently estimated to be $1,953,000. He did that by forging the signature of customers on withdrawal request forms that he submitted to variable annuity companies in which his customers invested. The annuity companies sent distribution checks to the customers at their homes. The representative told the customers that the distribution had been made in error and offered to take the checks to redeposit them into their accounts. Typically, the customer restrictively endorsed the checks. The representative then either forged endorsements or altered restrictive endorsements, re-endorsed the checks to his own business and deposited the checks into his own accounts. During 2001 the registered representative was convicted and sentenced for criminal charges and ordered restitution.

The Company has entered into arrangements under which it has agreed to pursue recovery of the stolen money for the benefit of the customers from the representative, the depository bank and the annuity companies. The Company and those customers have asserted claims against the depository bank, which has retained counsel and is evaluating the claim, and against some or all of the annuity companies, which have denied the claim and asserted that the Company is liable for any loss associated with the representative's misconduct.

5. CONTINGENT CUSTOMER LIABILITY AND CONTINGENT CLAIMS FROM BROKER, continued

The Company, without acknowledging any liability, determined that it was in the best interests to make a voluntary offer to reimburse the Company's clients for funds they had in Company accounts that were stolen by the registered representative. All but two customers accepted the offer. Payments were made to annuity companies replacing units previously withdrawn. This cost was, in most cases, less than the amounts stolen. In addition, certain annuity companies accepted responsibility and reestablished customer balances. Total payments made by the Company amounted to $1,180,781 and has been recorded as a charge to operations in 2002..

As a result of this matter the regulatory examiners in 2000 requested the Company to record this contingent liability on its balance sheet. Because the amount of potential loss could not be determined at that time a contingent claim from broker was recorded on the balance sheet. In 2001 this amount was reduced to $115,000, the amount of unsettled claims.

This transaction effectively reduced the Company's net capital position in 2000 and increased the Company's net capital requirement. Accordingly, additional capital was contributed by the Company's principal shareholder. Subordinated loans amounting to $1,840,000 were issued and the Company received $440,000 cash and a $1,400,000 secured demand note.

6. STOCK BONUS PLAN AND SHARE RESTRICTION AGREEMENT

The Company is a party to a stock bonus plan whereby 618 shares of common stock were issued to an employee of the Company subject to certain restrictions contained in the agreement.

The Company has first option to purchase shares offered by the minority shareholder at a price specified in the share restriction agreement. For this purpose the value of the Company's stock is considered 150% of the average of the previous three fiscal year's net income without regard to compensation to the Company's principal shareholder.

DREHER & ASSOCIATES, INC.
Notes to Financial Statements, continued
December 31, 2001

7. RELATED PARTY TRANSACTIONS

The Company is a distributor for Universal Capital Growth Fund. The Company received $36,135 in distribution fees during the year.

The Company provides office space and office services at no charge for another related company in which the Company's principal stockholder has an interest.

8. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 of "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $510,000 and $100,000, respectively. The minimum capital requirements may effectively restrict the payment of cash dividends.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be able to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.